EXHIBIT 10.2

Agreement Summary

ConAgra Foods and Mr. Sharpe are parties to the following employment agreement executed December 1, 2005. Under the terms of the agreement, Mr. Sharpe receives as compensation (1) an annual salary of $600,000, (2) participation in ConAgra Foods’ annual incentive plan, with target bonus opportunity not less than 100% of annual salary, (3) participation in the long-term senior management incentive program commencing May 29, 2006, (4) participation in all employee and executive pension, profit sharing, 401(k) and welfare benefit plans (including medical and dental), and other benefit programs and arrangements (including qualified and non-qualified plans), (5) participation in the supplemental ConAgra Foods non-qualified pension plan and 401(k) non-qualified plan, with, subject to certain exceptions, years of service for purpose of calculating benefits under the non-qualified pension plan at a three-for-one rate until he has service credit of thirty years, and (6) participation in ConAgra Foods’ change of control benefits programs as modified from time to time (provided severance is not less than 2.99 times annual compensation, plus excise tax gross-up). Pursuant to the agreement, Mr. Sharpe received a guaranteed payout under ConAgra Foods’ annual incentive plan of $300,000 for fiscal 2006, a signing payment of $300,000, a one-time grant on December 31, 2005 of 300,000 stock options exercisable at market price on the date of grant and, in lieu of participation in the fiscal 2006 long-term senior management incentive program, a grant of 160,000 stock options on May 26, 2006 exercisable at market price on the date of grant. Mr. Sharpe also receives relocation benefits, including home sale and purchase assistance, commutation travel to/from corporate headquarters/White Plains, and up to six months apartment housing in Omaha prior to purchasing permanent housing, and full tax gross-up (excluding gain on sale of home). Either party may terminate the employment agreement at any time. Upon death or permanent disability, restricted stock is fully vested, options are fully vested and exercisable during the remainder of their term, deferred compensation is promptly paid, and certain salary and bonus amounts are paid. Upon a termination by the Company without cause or by Mr. Sharpe for good reason, (a) the benefits in the prior sentence are applicable, and (b) the base salary and bonus continues for 24 months, and participation in health and welfare plans continues for up to two years. Upon a termination by the Company with cause or by Mr. Sharpe without good reason, salary is paid through the month of termination and other benefits are payable in accordance with the Company's benefit plans.

EMPLOYMENT AGREEMENT

AGREEMENT made by and between ConAgra Foods, Inc., a Delaware corporation ("Company"), and Robert F. Sharpe, Jr. ("Executive") executed December 1, 2005, but effective as of November 7, 2005 (the “Agreement Date”).

The Board of Directors of the Company ("Board") has determined that it is in the best interests of the Company to obtain and retain the services of Executive. In order to accomplish this objective, the Board has caused the Company to enter into this Agreement.

NOW, THEREFORE, it is agreed as follows:

1.

Term of Employment.  Executive's term of employment under this Agreement shall commence on the Agreement Date and shall continue in accordance with the terms hereof until a termination of Executive's employment.

2.	Position and Duties.

2.1

Position.  On December 1, 2005, the Executive shall become the Executive Vice President, Legal and Regulatory Affairs of the Company and Executive shall have the customary powers, responsibilities and authorities of senior legal and regulatory affairs officer of corporations of the size, type and nature of the Company and as provided in the Company’s by-laws. Executive shall report to the Company’s Chief Executive Officer (“CEO”). Executive's office shall be at the principal executive offices of the Company in Omaha, Nebraska.

2.2

Duties.  Executive shall devote his full working time and efforts to the performance of the duties outlined above. Executive may, consistent with his duties hereunder, engage in charitable and community affairs, manage his personal investments and serve on the board of directors of Ameriprise Financial, Inc. and, subject to the prior approval of the CEO, on the board of directors of other companies.

3.	Compensation.

3.1

Base Salary.  The Company shall pay Executive a Base Salary ("Base Salary") at the rate of $600,000 per annum. The Base Salary shall be payable in accordance with the ordinary payroll practices of the Company. Executive's rate of Base Salary shall be reviewed by the Board at least annually for possible increases as may be recommended by the CEO and any such increased amount shall become the Base Salary hereunder.

3.2

Annual Incentive Bonus.  Executive shall be entitled to receive an annual bonus under the Company's Executive Annual Incentive Plan ("Annual Bonus Plan"), or any successor plan subsequently available to senior executive officers. Executive's target bonus opportunity under the Annual Bonus Plan shall not be less than 100% of Executive's Base Salary. The performance goals with respect to such target bonus opportunity shall be established annually by the Human Resources Committee of the Board based on such goals as may be recommended by the CEO and on a basis consistent with the establishment of such performance goals for other senior executive officers of the Company. Executive’s annual bonus for fiscal year 2006 shall be no less than 50% of his annual target bonus of $600,000 for such fiscal year.

3.3	Long Term Senior Management Incentive Plan.

(a)          In lieu of participation in the Company’s Long-Term Senior Management Incentive Program (“LTSMIP”) for fiscal year 2006, on May 26, 2006, the Company will grant to Executive options to acquire 160,000 shares of Company common stock. The exercise price of such options shall be the closing price of the Company’s common stock on the New York Stock Exchange (“NYSE”) on May 26, 2006. Subject to earlier vesting as may be provided herein or in the award agreement, 64,000 of such options shall vest and become exercisable on May 27, 2007; 48,000 of such options shall vest and become exercisable on May 25, 2008; and the balance of such options shall vest and become exercisable on May 31, 2009, in all events subject to Executive’s continued employment on such dates. Such options shall be granted pursuant to a stock option agreement in the form of the stock option agreement referenced in Section 3.4.

(b)          Beginning with fiscal year 2007, Executive shall participate in the LTSMIP or any successor plan at levels determined by the Human Resource Committee of the Board of Directors and commensurate with Executive’s position.

3.4

Stock Option Grant.  Pursuant to the stock option agreement entered into as of the Agreement Date, the Company will grant to Executive upon execution of this Agreement options to acquire three hundred thousand (300,000) shares of Company common stock. The exercise price of such options will be the closing price of the Company's common stock on the NYSE on the date of grant. Subject to earlier vesting as may be provided herein or in the award agreement, 120,000 of such options shall vest and become exercisable on May 27, 2007; 90,000 of such options shall vest and become exercisable on May 25, 2008; and the balance of such options shall vest and become exercisable on May 31, 2009, in all events subject to Executive’s continued employment on such dates.

3.5

Sign-On Payment. In recognition of compensation forgone from Executive’s prior employment, the Company shall pay to Executive a sign-on payment in the amount of $300,000 (less applicable withholding) within thirty days of the date hereof.

4.	Other Benefits.

4.1

Employee Benefit Plans. The Company shall provide Executive and his eligible dependents with coverage under all employee benefit programs, plans and practices, in accordance with the terms thereof, which the Company makes available to senior executive officers (including qualified and non-qualified plans) in accordance with Company policies. This will include vacation benefits pursuant to standard Company vacation policy, but not less than four weeks per calendar year.

4.2

Non-Qualified Plans. The Executive will participate in the Company’s Non-Qualified Pension Plan (the “Non-Qualified Plan”) and Non-Qualified CRSIP Plan (“Non-Qualified CRISP Plan”). For purposes of the Non-Qualified Plan, except as set forth below, years of service for purposes of calculating benefits will be credited at a three-for-one rate until Executive has service credit of thirty years. Notwithstanding the foregoing, (x) in the event of voluntary termination or retirement prior to attainment of age 60, a crediting rate of two-for-one shall apply in lieu of the three-for-one rate, and (y) the Board must approve a voluntary termination or retirement before the fifth anniversary of the Agreement Date and, in the event of such termination or retirement without approval by the Board, the Executive will not be entitled to any benefits under the Non-Qualified Plan or the Non-Qualified CRISP Plan. In the event of termination for “Cause”, the Executive will not be entitled to any benefits under the Non-Qualified Plan or the Non-Qualified CRISP Plan.

4.3

Directors and Officers Liability Coverage. Executive shall be entitled to the same coverage under the Company's directors and officers liability insurance policies as is available to senior executive officers and directors with the Company. In any event, the Company shall indemnify and hold Executive harmless, to the fullest extent permitted by the laws of the State of Delaware, from and against all costs, charges and expenses (including reasonable attorneys' fees) incurred or sustained in connection with any action, suit or proceeding to which Executive or his legal representatives may be made a party by reason of Executive's being or having been a director or officer of the Company or any of its affiliates or employee benefit plans. The provisions of this subparagraph shall not be deemed exclusive of any other rights to which Executive seeking indemnification may have under any by-law, agreement, vote of stockholders or directors, or otherwise. The provisions of this paragraph shall survive the termination of this Agreement for any reason.

4.4

Expenses. Executive is authorized to incur reasonable expenses in carrying out his duties under this Agreement, including expenses for travel and similar items related to such duties. The Company shall reimburse Executive for all such expenses upon presentation by Executive from time to time of an itemized account of such expenditures. The Company will pay all reasonable professional fees and expenses incurred by Executive in connection with the negotiation and preparation of this Agreement.

4.5	Relocation. Executive will be provided full relocation benefits in accordance with the Company’s policy, subject to the following:

(a)          Executive will be provided temporary housing in Omaha at the Company’s expense in a corporate apartment (or equivalent monthly housing allowance) for the lesser of six months or until Executive purchases permanent housing in Omaha (“Interim Period”);

(b)          Executive will be provided commutation travel for Executive to and from White Plains/Omaha during the Interim Period;

(c)          To the extent that any benefit provided pursuant to this Section 4.5 is taxable to the Executive, the Company shall pay to the Executive a full gross-up (except to the extent such expenditures by the Executive may be deducted on the Executive’s personal income tax return and excluding gain on sale of home) so that the amounts paid by the Company, net of the Executive’s taxes, fully cover the relevant expenses.

4.6	Other Policies. To the extent applicable to the Company’s senior executive officers beyond the CEO, the Company’s policies relating to security and use of corporate aircraft will apply to Executive..

4.7

Change of Control Benefits. The Executive will participate in the Company’s change of control benefits programs and agreements applicable to the Company’s executive officers, as modified from time to time; provided that (i) the severance benefit which may become payable to Executive upon or after a change of control as defined under such program shall be no less than 2.99 times the sum of Executive’s Base Salary plus target annual bonus as provided under in Section 3.1 and 3.2 hereof; and (ii) Executive will be entitled to full tax gross up (including all taxes imposed on such gross up payment) with respect to excise taxes (including interest and penalties related thereto) imposed under Section 4999 of the Internal Revenue Code with respect to any payments, distributions or benefits paid or payable to or for the benefit of Executive pursuant to the terms of this Agreement or otherwise; provided further, if the benefits payable under such change of control benefits programs are duplicative of benefits provided under this Agreement, the Executive shall receive only the most favorable benefits (determined on a benefit by benefit basis) under one such program.

4.8

Stock Ownership. The Executive acknowledges and agrees to comply with the Company’s executive stock ownership guidelines as existing from time to time, and which currently prohibit Executive from selling any shares of Company common stock except (i) shares, the proceeds of which are used to pay taxes resulting from the vesting or exercise of options, and (ii) sales, so long as, immediately following such sale, Executive owns shares of Company common stock (as determined under the Company’s share ownership guidelines, as modified from time to time) with a value (as determined under the Company’s share ownership guidelines, as modified from time to time) currently in excess of four (4) times Executive’s annual Base Salary.

4.9	Post-Retirement Benefits.

(a)          Upon termination of employment following the fifth anniversary of the Agreement Date, or, if earlier, due to death or disability, or involuntary termination without Cause or resignation for Good Reason, Executive will be deemed retiree eligible (“Retiree Eligible”) under all pension (other than qualified pension plans), welfare benefit and equity incentive plans and programs applicable to senior executives.

(b)          So long as Executive is Retiree Eligible, Executive (his wife and other covered dependents) shall be provided post-employment COBRA-equivalent medical coverage, at Executive’s expense, until each of Executive and his wife, respectively, attain age 65 (and other covered dependents otherwise would cease to be eligible for coverage). This benefit would follow any health benefit continuation coverage occurring in connection with severance–related benefits continuation described in Section 5.2 and would fill gaps in Company-provided retiree plan coverage.

5.

Termination of Employment.  The Company may terminate Executive's employment at any time for any reason, and Executive may terminate his employment at any time with or without Good Reason, subject to the terms of this Section 5. For purposes of this Section 5, the following terms shall have the following meanings:

(a)          "Cause" shall be limited to (i) action by Executive involving willful malfeasance in connection with his employment having a material adverse effect on the Company, (ii) substantial and continuing refusal by Executive in willful breach of this Agreement to perform the duties ordinarily performed by an executive occupying his position, which refusal has a material adverse effect on the Company, or (iii) Executive being convicted of a felony involving moral turpitude under the laws of the United States or any state.

(b)          "Good Reason" shall mean (i) the assignment to Executive of duties materially inconsistent with Executive's position, or any removal of Executive from, or failure to elect or reelect Executive to, the position of Executive Vice President, Legal and Regulatory Affairs of the Company (or other position as may be agreed to by Executive), or a change in the Executive’s reporting relationship such that he no longer reports directly to the Company’s Chief Executive Officer or Chairman of the Board, except in any case in connection with the termination of Executive's employment for Cause, Permanent Disability, death, or voluntary termination by Executive without Good Reason, (ii) a reduction of Executive's Base Salary or of the annual target bonus opportunity as in effect on the Agreement Date, (iii) any material breach by the Company of any provision of this Agreement, or (iv) a requirement that Executive be based at any office or location other than Omaha, Nebraska.

(c)          "Permanent Disability" shall mean the permanent disability of Executive as determined under the Company's Long-Term Disability Plan.

5.1

Termination Upon Death or Permanent Disability. In the event Executive's employment with the Company is terminated by reason of Executive's death or Permanent Disability (i) all restrictions on previously granted restricted stock awards shall lapse and such shares shall become fully vested, (ii) all options previously granted to Executive, and all awards in connection with the LTSMIP, shall become fully vested, and all options will be exercisable during the remainder of the term of such options, (iii) all deferred compensation (not including retirement benefits) shall be promptly paid to Executive's estate or designated beneficiary in accordance with the terms of such deferred compensation (the items in (i), (ii) and (iii) above and (v) below are collectively referred to as the

"Accrued Benefits"), (iv) Executive and his dependents shall continue to participate in the Company's employee benefit plans to the extent provided in such plans with respect to the death or Permanent Disability of senior executive officers of the Company, (v) Executive's Base Salary shall be paid through the month of death or Permanent Disability, together with any accrued, but unused, vacation pay, and (vi) Executive shall receive a benefit under the Annual Bonus Plan and the LTSMIP prorated for the fiscal year during which Executive died or became Permanently Disabled.

5.2

Termination Without Cause or for Good Reason. If the Company terminates the employment of Executive without Cause, or if Executive voluntarily terminates employment with Good Reason, (i) Executive shall receive all Accrued Benefits, (ii) Executive’s pension benefit under the Non-Qualified Plan shall be based on the amount accrued to the date of termination, plus the additional amount that would have accrued during the next two years if Executive would have remained employed and received compensation described in clause (iii) below, such pension benefit to be paid in accordance with the Non-Qualified Plan, (iii) Executive's Base Salary and target bonus under the Annual Bonus Plan shall continue for a period of 24 months following such termination, (iv) Executive will be entitled to a pro rata annual bonus under the Annual Bonus Plan for the year of termination, based on actual performance and payable when bonuses are paid to other senior executives; and (v) Executive and his dependents shall be entitled to continued participation in all health and welfare plans or programs in which Executive and such dependents were participating on the date of the termination until the earlier of (a) the second anniversary of termination of employment, and (b) the date, or dates, Executive receives equivalent coverage and benefits under the plans and programs of a subsequent employer (such coverages and benefits to be determined on a coverage-by-coverage, or benefit-by-benefit basis); provided that, to the extent Executive is precluded from continuing participation in any such plan or program as provided in this Section, the Company shall pay to Executive an amount equal to the sum of (x) with respect to insured benefits, the present value (discounted using the then published 2-year Treasury rate) of the premiums expected for coverage less any active employee portion of the premiums for the 2-year period, plus (y) with respect to benefits not insured, the present value (discounted using the then published 2-year Treasury rate) of the expected gross cost per employee to the Company to provide such benefits less active employee contributions.

5.3

Termination With Cause or Without Good Reason. If the Company terminates the employment of Executive with Cause, or if Executive voluntarily terminates employment with the Company without Good Reason, then (i) Executive shall be paid the Base Salary through the month of termination, and (ii) Executive shall receive benefits, if any, under Company plans in accordance with the terms of such plans.

5.4

Timing of Payments. Subject to Section 5.5 below, all cash payments required hereunder following the termination of Executive's employment shall be made within fifteen days following such termination; provided, that payments under the Annual Bonus Plan or the LTSMIP shall be made following the end of the applicable fiscal year at the same time as such payments are made to the

Company's other senior executive officers participating in such plans and payments under the non-qualified retirement or deferred compensation plans shall be made in accordance with the provisions of such plans.

5.5

Code Section 409A. It is intended that any amounts payable under this Agreement and the Company’s and Executive’s exercise of authority or discretion hereunder shall comply with the provisions of Section 409A of the Internal Revenue Code and the treasury regulations relating thereto so as not to subject Executive to the payment of interest and tax penalty which may be imposed under Section 409A. In furtherance of this intent, to the extent that any regulations or other guidance issued under Section 409A after the date of this Agreement would result in the Executive being subject to the payment of such interest or tax penalty, the Company and Executive agree to amend this Agreement in order to bring this Agreement into compliance with Section 409A.

6.

Nondisclosure of Confidential Information. Executive shall not, without the prior written consent of the Company, disclose any Company Confidential Information except (i) in the business of and for the benefit of the Company, while employed by the Company, or (ii) when required to do so by a court of competent jurisdiction, by any administrative body or legislative body. "Confidential Information" shall mean non-public information concerning the Company's financial data, strategic business plans, product development and other proprietary information, except for items which have become publicly available information or are otherwise known to the public. Confidential Information does not include information the disclosure of which could not reasonably be expected to adversely affect the business of the Company.

7.	Noncompetition/Non-Solicitation.

(a)          From the Agreement Date through a period ending one year following the termination of the employment of Executive with the Company for any reason (the “Restricted Period”), Executive shall not be an executive officer, board member, 5% or greater owner or partner, or employee of a food company with revenues over $1 billion.

(b)          During the Restricted Period, Executive will not directly or through others, without the prior written consent of the Board (i) directly or indirectly recruit, hire, solicit or induce, or attempt to induce, any employee of the Company or its associated companies to terminate their employment with or otherwise cease their relationship with the Company or its associated companies, or (ii) solicit business or customers of the Company.

(c)          Executive agrees that any breach of the covenants contained in this Section 7, and the covenants contained in the preceding Section 6, will irreparably injure the Company, and accordingly the Company may, in addition to pursing any other remedies available at law or in equity, obtain an injunction against Executive from any court having jurisdiction over the matter, restraining any further violation of such provisions by Executive.

Executive acknowledges and agrees that the provisions of this Section 7 are reasonable and valid in duration and scope and in all other respects. If any court determines that any provision of this Section is unenforceable because of duration or scope of such provision, such court shall have the power to reduce the scope or duration of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

8.

Offsets. In the event of a termination of Executive’s employment pursuant to Section 5.2 above or a Company breach of this Agreement, Executive shall not be required to mitigate damages nor shall the payments due Executive hereunder be reduced or offset by reason of any payments Executive may receive from any other source or by any amounts owing by Executive to the Company.

9.

Separability; Legal Fees. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect. In addition, the Company shall pay to Executive as incurred all legal and accounting fees and expenses incurred by Executive in seeking to obtain or enforce any right or benefit provided by this Agreement or any other compensation-related plan, agreement or arrangement of the Company, unless Executive's claim is found by a court of competent jurisdiction to have been frivolous.

10.

Assignment. This Agreement shall be binding upon and inure to the benefit of the heirs and representatives of Executive and the assigns and successors of the Company, but neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by Executive (except by will or by operation of the laws of intestate succession) or the Company, except that the Company shall assign this Agreement to any successor (whether by merger, purchase or otherwise) to all or substantially of the stock, assets or businesses of the Company.

11.	Amendment. This Agreement may only be amended by mutual written agreement between the Company and Executive.
12.	Notices. All notices or communications hereunder shall be in writing, addressed as follows:
To the Company:	ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102
Attn: Secretary

To Executive:	At the address shown on the records of the Company

Any such notice or communication shall be sent certified or registered mail, return receipt requested, postage prepaid, addressed as above (or to such other address as such party may designate in a notice duly delivered as described above), and the actual date of mailing shall determine the date at which notice was given.

13.	Governing Law. This Agreement shall be construed, interpreted and governed in accordance with the laws of Delaware without reference to such state's rules relating to conflicts of law.

14.

Arbitration. Any controversy or claim arising out of this Agreement or any breach shall be resolved by arbitration pursuant to this Section and the then current rules of the American Arbitration Association. The arbitration shall be held in Omaha, Nebraska before three arbitrators who are knowledgeable of employment law. If the parties cannot agree on the appointment, one arbitrator shall be appointed by the Company, one by the Executive, and the third shall be appointed by the first two arbitrators. The arbitrator’s decision and award shall be final and binding and may be entered in any court having jurisdiction thereof. The arbitrator shall not have the power to award punitive or exemplary damages. Each party shall bear its own attorneys’ fees associated with the arbitration and other costs and expenses of the arbitration shall be borne as provided by the rules of the American Arbitration Association; provided, however, that, unless the arbitrators determine the position of the Executive was frivolous, Executive shall be entitled to reimbursement for reasonable attorneys’ fees and expenses and arbitration expenses incurred in connection with the dispute. If any portion of this paragraph is held to be unenforceable, it shall be severed and shall not affect either the duty to arbitrate or any other part of this paragraph. The Company may seek interim injunctive relief to enforce restrictive covenants pending resolution of any arbitration.

15.

Company Representation. The Company represents to Executive that, as of the date hereof, all financial statements, after any amendments thereto, filed through the Agreement Date for each quarter and fiscal year since the beginning of fiscal year 2003 fairly present in all material respects the financial position and results of operations of the Company in conformity with general accepted accounting principles (except as stated in the footnotes to such financial statements) as of, and for the period ended on, the applicable reporting date.

16.

Executive Representation. The Executive represents and warrants to the Company that the Executive is not a party to or bound by, and the employment of the Executive by the Company or the Executive’s disclosure of any information to the Company or its use of such information will not violate or breach any employment, retainer, consulting, license, non-competition, non-disclosure, trade secrets or other agreement between the Executive and any other person, partnership, corporation, joint venture, association or other entity.

17.

Entire Agreement. This Agreement supersedes all prior agreements and understandings by and between the Executive and the Company and any of its Affiliates or their respective directors, officers, shareholders, employees, attorneys, agents, or representatives, and constitutes the entire agreement between the parties, respecting the subject matter hereof and there are no representations, warranties or other commitments other than those expressed herein. If there is a conflict between any provision of this Agreement and any provision of any Company plan or agreement pursuant to which employee benefits are provided to Executive, including any stock option or other award agreement, the provision most favorable to Executive will control. Executive acknowledges that certain plans maintained by the Company must comply with ERISA, the Internal Revenue Code and the terms and conditions of the plans (“Qualified Plans”). Nothing contained in this Agreement will require the Company to provide any benefit contrary to the terms and conditions of the Qualified Plans or in violation of ERISA or the Internal Revenue Code. To the extent any benefit to be provided hereunder to the Executive cannot be provided through a Qualified Plan, the Company will provide the benefit on a non-qualified basis.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CONAGRA FOODS, INC.

By:	/s/ Gary M. Rodkin
President and Chief Executive Officer

/s/ Robert F. Sharpe, Jr.
Robert F. Sharpe, Jr.